Registration No. 333-158542

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1 to
FORM T-1
STATEMENT OF ELIGIBILITY
UNDER THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE
CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY
OF A TRUSTEE PURSUANT TO SECTION 305(b)(2) ☑

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.
(Exact name of trustee as specified in its charter)

Delaware	95-3571558
(State of incorporation	(I.R.S. employer
if not a U.S. national bank)	identification no.)

700 South Flower Street, Suite 500
Los Angeles, California	90017
(Address of principal executive offices)	(Zip code)
Robert J. Sussman, Esq.
Legal Department
The Bank of New York Mellon Trust Company, National Association
One Wall Street
New York, NY 10286
(212) 635-1089
(Name, address and telephone number of agent for service)

INVERNESS MEDICAL INNOVATIONS, INC.
(Exact name of obligor as specified in its charter) (See table of additional obligors on following page)

Delaware	04-3565120
(State of incorporation	(I.R.S. employer
if not a U.S. national bank)	identification no.)

51 Sawyer Road, Suite 200	02453
Waltham, Massachusetts	(Zip code)
(Address of principal executive offices)

Senior Notes Due 2016
(Title of the indenture securities)

SIGNATURE
EX-7 Copy of the latest report of condition

TABLE OF ADDITIONAL OBLIGORS
     Some or all of the following direct and indirect wholly owned domestic subsidiaries of Inverness Medical Innovations, Inc. are expected to guarantee the debt securities issued pursuant to the Indenture. The address, including zip code, and telephone number, including area code, of each of the co-obligors is 51 Sawyer Road, Suite 200, Waltham, Massachusetts, 02453, (781) 647-3900:

State or other
jurisdiction of
Exact name of additional registrant	incorporation or	I.R.S. Employer
as specified in its charter	organization	Identification Number

Advantage Diagnostics Corporation	Delaware	20-1247157
Alere LLC	Delaware	26-2564744
Alere CDM LLC	Delaware	27-0653943
Alere Healthcare of Illinois, Inc.	Georgia	58-2068880
Alere Health Improvement Company	Delaware	23-2776413
Alere Health Systems, Inc.	Delaware	22-3493126
Alere Medical, Inc.	California	94-3238845
Alere Wellology, Inc.	Delaware	54-1776557
Alere Women’s and Children’s Health, LLC	Delaware	58-2205984
Ameditech Inc.	California	33-0859551
Applied Biotech, Inc.	California	33-0447325
Binax, Inc.	Delaware	20-2507302
Biosite Incorporated	Delaware	33-0288606
Cholestech Corporation	Delaware	94-3065493
First Check Diagnostics Corp.	Delaware	20-8329751
First Check Ecom, Inc.	Massachusetts	33-1026518
Genecare Medical Genetics Center, Inc.	North Carolina	56-1348485
Hemosense, Inc.	Delaware	77-0452938
IM US Holdings, LLC	Delaware	26-0349667
Innovacon, Inc.	Delaware	20-1100264
Innovations Research, LLC	Delaware	20-0653511
Innovative Mobility, LLC	Florida	20-0351538
Instant Technologies, Inc.	Virginia	54-1837621
Inverness Medical, LLC	Delaware	26-0392649
Inverness Medical — Biostar Inc.	Delaware	91-1929582
Inverness Medical Innovations North America, Inc.	Delaware	26-1444559
Inverness Medical International Holding Corp.	Delaware	80-0077873
Inverness Medical International Holding Corp. II	Delaware	20-0963463
Ischemia Technologies, Inc.	Delaware	84-1489537
IVC Industries, Inc.	Delaware	22-1567481
Matria of New York, Inc.	New York	58-1873062
Matritech, Inc.	Delaware	26-1436477
Ostex International, Inc.	Washington	91-1450247
Quality Assured Services, Inc.	Florida	59-3437644
Redwood Toxicology Laboratory, Inc.	California	68-0332937
RTL Holdings, Inc.	Delaware	20-4371685
Selfcare Technology, Inc.	Delaware	04-3383533
Wampole Laboratories, LLC	Delaware	37-1485678

1.	General information. Furnish the following information as to the trustee:
(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address
Comptroller of the Currency — United States Department of the Treasury	Washington, D.C. 20219

Federal Reserve Bank	San Francisco, California 94105

Federal Deposit Insurance Corporation	Washington, D.C. 20429
(b)	Whether it is authorized to exercise corporate trust powers.

Yes.
2.	Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

16.	List of Exhibits.
Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as an exhibit hereto, pursuant to Rule 7a 29 under the Trust Indenture Act of 1939 (the “Act”) and 17 C.F.R. 229.10(d).
1.	A copy of the articles of association of The Bank of New York Mellon Trust Company, N.A., formerly known as The Bank of New York Trust Company, N.A. (Exhibit 1 to Form T-1 filed with Registration Statement No. 333-121948 and Exhibit 1 to Form T-1 filed with Registration Statement No. 333-152875 which is incorporated by reference).

2.	A copy of certificate of authority of the trustee to commence business. (Exhibit 2 to Form T-1 filed with Registration Statement No. 333-121948) which is incorporated by reference.

3.	A copy of the authorization of the trustee to exercise corporate trust powers (Exhibit 3 to Form T-1 filed with Registration Statement No. 333-152875 which is incorporated by reference).

4.	A copy of the existing by laws of the trustee (Exhibit 4 to Form T-1 filed with Registration Statement No. 333-152875 which is incorporated by reference).

5.	Not applicable.

6.	The consent of the trustee required by Section 321(b) of the Act (Exhibit 6 to Form T-1 filed with Registration Statement No. 333-152875 which is incorporated by reference).

7.	A copy of the latest report of condition of the Trustee published pursuant to law or to the requirements of its supervising or examining authority.

8.	Not applicable.

9.	Not applicable.

SIGNATURE
     Pursuant to the requirements of the Act, the trustee, The Bank of New York Mellon Trust Company, N.A., a banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of Boston, and State of Massachusetts, on the 7th day of August, 2009.

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.
By:	/s/ Vaneta Bernard
	Name:	Vaneta Bernard
	Title:	Vice President